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[ ] EXHIBIT 99.1


        CHANGES IN THE NUMBER OF SHARES OWNED BY THE BIGGEST SHAREHOLDER

     We hereby inform you that the Number of Shares of POSCO (NYSE symbol: PKX) owned by the biggest shareholder. Details are as follows:

     1. Name of the biggest shareholder: Pohang University of Science and Technology

    ITEMS             Prior to the change     Decreased      After the change
-----------------------------------------------------------------------------
Common shares              2,575,000           -55,500           2,519,500

     2. Date of Change: November 17, 2004.